Calculation of Filing Fee Tables

S-1 Wsie Ocean Group Inc

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to be Paid
Fees Previously Paid	Equity	Ordinary Shares	457(a)	4,000,000	$ 5.00	$ 20,000,000	0.0001531	$ 3,062.00
		Total Offering Amounts:						$ 3,062.00
		Total Fees Previously Paid:						$ 0.00
		Total Fee Offsets:						$ 0.00
		Net Fee Due:						$ 3,062.00
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.